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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12B-25

                                               Commission File Number: 0-14747
                         NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K   [ ] Form 20-F     [ ] Form
10-Q    [ ] Form N-SAR
   For Period Ended: March 31, 1997
____________________________________
 [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F        [ ] Transition Report on Form
N-SAR
 [ ] Transition Report on Form 11-K
    For the Transition Period
Ended: ___________________________________________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________________________________________________

_______________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  Xyvision, Inc.
___________________________________________________________

 101 Edgewater Drive
______________________________________________________________________________
Address of principal executive office (Street and number)
City, State and Zip Code:   Wakefield, Massachusetts 01880-1291
____________________________________________________________

                                   PART II

   RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check appropriate box.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                   PART III
                                  NARRATIVE

   In May of 1996, Xyvision, Inc. (the "Company") issued warrants to buy a significant number of shares of the Company's common stock at an assumed fair market value of $.10 per share. The Company's shares are thinly traded. To insure that a proper valuation has been established in accounting for the issuance of the warrants, the Company requested that an independent evaluation be completed regarding the fair market value of the Company's common stock at the time of issuance. As of the Company's 10-K filing deadline of June 30, 1997, the evaluation was not sufficiently completed for this purpose.

                                   PART IV
                              OTHER INFORMATION

   (1) Name and telephone number of the person to contact in regard to this notification:
/s/ Eugene P. Seneta             617    245-4100 Ext. 5234
_______________________________________________________________________________
(Name)(Area Code)(Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes    [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Xyvision, Inc.
_______________________________________________________________________________
(Name of Registrant as specificied in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date July 1, 1997
   __________________________By /s/ Eugene P. Seneta
                     _________________________________________________

                                  ATTENTION

   Intentional mistatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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